Exhibit 99.3
FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 3518-1107 brad.miller@gigamedia.com.tw
GigaMedia Licenses Hot Game Title Holic
Exclusive Greater China Rights —
Demonstrates Strength of Pan-Asian Game Platform
TAIPEI, Taiwan, September 17, 2007 — GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) announced today that it has secured an exclusive license to offer and operate the hot new massively multiplayer online role-playing game Holic, in China, Taiwan, Hong Kong and Macau.
Holic is an exciting game full of adorable characters, brilliant colors, martial arts and magic that cast a powerful spell of fun.
“With its fantastic adventures and movie-like thrills, Holic is rapidly becoming one of the hottest games in Korea — and we expect it to be an even bigger hit in Greater China,” stated GigaMedia President Thomas Hui. “Cute-style MMORPGs represent a huge and lucrative market in Greater China: By adding Holic we are both strengthening our growing game portfolio and securing another important game segment.”
Holic was created by MGame, a leading Korean game developer with a proven history of hit MMORPGs, including Yulgang, one of the top five 3D MMORPGs in China, and Hero Online.
“We are thrilled to partner with MGame, an expert in this genre of MMORPGs, and expect this strategic relationship to drive significant long-term growth in our online games business,” added President Thomas Hui.
“We could not have chosen a better operator for Holic, and a better partner for MGame,” stated MGame Chief Executive Officer Yi Hyung Kweon. “GigaMedia’s unrivaled, extensive footprint in Greater China and strong game expertise will help make our games a tremendous success.”

Exclusive regional licensing of Holic in all of Greater China demonstrates the value and synergies GigaMedia’s pan-Asian platform offers leading international game developers. The Company’s regional online games platform addresses a growing base of 65 million registered users in Greater China.
“While this is an exciting partnership, we are only beginning to leverage our pan-Asian platform and secure regional rights for hit titles in Greater China,” explained President Thomas Hui. “We expect Holic to be one of several top games we will be operating in Greater China as we continue to leverage the synergies and massive reach of our online game platforms across Asia.”
A cute-style MMORPG set in a colorful medieval countryside, Holic immerses players in a charming world of fantasy and adventure. Players create delightful cartoon-style characters, complete quests and battle monsters with magic and martial arts to advance through skill levels. Players may also create their own quests and environments to add even more excitement to the game.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games portal in Taiwan and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online casual sports game operator in China. GigaMedia also operates a broadband ISP providing Internet access services to consumers and corporate subscribers in Taiwan. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
About MGame
Founded in 1996, MGame is a leading online game developer and portal based in Korea. MGame launched its first online game in 1997 and subsequently launched one of the first MMORPGs in Korea. The company provides a wide variety of games ranging from Web Board Games (Go, JangGi, GoStop, etc), Casual Games (Worms, Bomberman), Action Games (Sticks), Musical Games (O2Jam), to MMORPGs (Yulgang, Hero, Knight and Ares). MGame has over 50 different games in service on the company’s portal site and 19 million registered members. MGame has five internal game developing studios and has over 800 employees in Korea and has offices in China, the United States and Japan. The company has exported successful titles, such as Yulgang, to over 20 countries worldwide. MGame was the recipient of the President award at the Korea Games Conference in 2005.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2007.
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